

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Timothy Pickett
Chief Executive Officer
Kindly MD, Inc.
230 W 400 South
Suite 201
Salt Lake City, UT 84104

> **Re: Kindly MD, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2023**
> **File No. 333-274606**

Dear Timothy Pickett:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

Amendment No. 1 to Form S-1 filed October 11, 2023

Summary of Financial Information, page 9

1. Please revise here and on page 27 to explain what the Pro Forma As Adjusted column represents and how the amounts presented were determined.

Use of Proceeds, page 26

2. Please tell us why you present the Use of Proceeds based on percentage raised or revise the table to reflect the firm underwritten offering.

General

3. We note that you included a resale prospectus for shares to be sold by the selling

shareholders. Revise to disclose the reasons why you have included the resale prospectus when you disclose that "The selling stockholders have expressed an intent not to sell stock concurrently with the initial public offering."

4. We note your disclosure at page II-2. Please confirm that you have included all information as to all securities sold within the past three years which were not registered under the Securities Act. We note you were incorporated in 2019 and we were unable to locate disclosure related to the issuances to Sally Alicia LLC, Gus Doodle LLC and Frank Stevens LLC. Please advise.

Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Callie Tempest Jones, Esq.